Exhibit 99.1

Pres s release IN G C o r p o ra t e Co mmunications Amsterdam, 6 May 2021 ING posts 1Q2021 net result of €1,005 million 1Q2021 result before tax of €1,463 million; capital position remains strong at 15.5% • Net interest income up on 4Q2020, supported by the benefit from TLTRO III, which more than oﬀset liability margin pressure. • Robust growth in fee income of 9.1% year - on - year, especially on investment products. • 1Q2021 had a low level of risk costs. Expenses were under control, but included some incidental costs due to restructuring. Lending and customer deposits increase • Net core lending growth of €17.8 billion in 1Q2021 as TLTRO funds were applied to support the economy; net customerdeposits grew by €8.1 billion, reflecting ongoing impacts of Covid - 19 pandemic and lockdowns. • Primary customer base was stable at 13.8 million in 1Q2021, reflecting impacts of the pandemic. CEO Statement “ING delivered a strong performance in the first quarter of 2021. The sharp rebound in net profit compared to the year - earlier period was driven by a good increase in fee income and lower risk costs,” said ING CEO Steven van Rijswijk. “Our fee - generating business was boosted by the growth of investment products, particularly in Germany and Belgium. ING’s lending franchise demonstrated its strength in the first quarter, including through our success in converting European Central Bank TLTRO financing into lending to benefit our customers as they continue to deal with the eﬀects of the Covid - 19 pandemic,thereby supporting the recovery. On risk costs, we remain cautious and are taking into account expected delays in credit losses. “We continued to adapt our business to serve customers better and to ensure we’re focusing on the best growth opportunitiesfor the future. We’re advancing our digital and mobile - first strategy in response to the strong rise in the use of digital channels by our customers. In the Netherlands, this is resulting in a reduction in the number of branches and an increase in the numberof service points, for which we’ve taken a restructuring provision. We also announced that we’ll discontinue retail banking activities in Austria and the Czech Republic in order to focus on markets where we can achieve better scale and profitability. “During the quarter, ING closed a record of more than 50 green deals in a growing number of sectors as clients increasingly focus on making their businesses sustainable and linking their eﬀorts in this area to their financing. With our strong ESG profile, we’re well positioned to support them in these endeavours. This is exemplified by the €10.1 billion revolving credit facility we helped to arrange for AB InBev, the largest - ever sustainability - linked loan. “Also, to strengthen our focus on becoming a data - driven digital leader in banking, we separated the technology and operations roles at the management board level, appointing a chief technology oﬃcer. We also recently welcomed our new ING Group chief risk oﬃcer (CRO) and new head of Wholesale Banking (WB) who bring fresh perspectives and diversebackgrounds to our executive and management boards. “I’d particularly like to thank our employees for their continued commitment, flexibility and hard work to support ourcustomers in these challenging times.” Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 6 May 2021 at 9:00 am CET +31 (0)20 341 8221 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 6 May 2021 at 11:00 am CET +31 (0)20 531 5855 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com

Business Highlights

Primary customers **13.8 mln** in 1Q2021	Net result **€1,005 mln** +50% vs 1Q2020	CET1 ratio **15.5%** unchanged vs YE2020
Mobile interactions **90%** in % of total interactions	Cost of risk **15 bps** of average customer lending vs 42 bps in 1Q2020	Reserved profit for future distribution **€3,301 mln**

Customer experience

NPS score:
ranked #1 or #2 in 9 out of 14
Retail markets

ING now offers fully digital end-to-end onboarding for new clients via their mobile phones in the Netherlands and Italy, following earlier introduction in the Philippines, Poland and Romania.

In the Netherlands, over half a million Business Banking customers were successfully migrated to our OneWeb digital banking platform in 1Q2021. Remaining Business Banking customerswill be migrated to the platform in 2Q2021, establishing OneWeb as the single web interface for all retail customers in the Netherlands.

The OneView subscription manageris now available to Belgian customers through the banking app and online, giving them easier control of their finances by allowing them to manage all subscriptions paid for via their ING account, such as electricity, telephone, internet, streaming services and gym memberships. Through the service they can stop a subscription, choose a cheaper option or even switch providers without having to deal withthe service providers themselves.

Sustainability

54 green deals
supported by ING

ING acted as joint sustainability coordinator in the €10.1 billion revolving credit facility for Belgian-based multinational AB InBev, the largest sustainability-linked loan ever issued. AB InBev pledged improvements in the areas of waterefficiency, recycled packaging, renewable energy and greenhouse gas emissions.

ING acted as joint sustainability coordinator for the $374 million sustainability-linked loan (SLL) for Singapore-based tanker company Hafnia. The SLL is among the biggest inthe sector and ING's first in the sector.

GLP, the global logistics property company, closed a $658 million sustainability-linked loan, the largestin the logistic sector in APAC (ex-Japan). ING acted as lead sustainability structurer.

Non-financial risk

KYC:
continuous adverse media screening

Keeping ING safe, secure and compliantis a top priority. As a gatekeeper to the financial system, banks have an important role in the collective fight against financial and economic crimes,such as money laundering and terroristfinancing. ING takes this responsibility very seriously, for the safety and security of our customers and society.

Over 4,000 colleagues globally are continuously working hard to strengthen our execution of KYC and AML processes in a sustainablemanner.

In 1Q2021, we rolled out our enhanced adverse media screening tool across ING to help the business better identify customers involved in potential criminal activity. We're on track to finalise implementation in all countriesin the first half of the year.

2 ING Press Release 1Q2021

ING Press Release 1Q2021 3 Co n s o l i d a t ed R esults Conso lida te d r e sul t s 1Q2021 1Q2020 Change 4Q2020 Change Profit or loss (in € million) Net interest income 3,513 3,501 0.3% 3,344 5.1% Net fee and commission income 854 783 9.1% 771 10.8% Investment income 39 21 85.7% 6 550.0% Other income 296 205 44.4% 48 516.7% Total income 4,702 4,511 4.2% 4,169 12.8% Expenses excl. regulatory costs 2,429 2,307 5.3% 2,583 - 6.0% Regulatory costs 1) 587 526 11.6% 331 77.3% Operating expenses 3,016 2,833 6.5% 2,914 3.5% Gross result 1,686 1,678 0.5% 1,255 34.3% Addition to loan loss provisions 2) 223 661 - 66.3% 208 7.2% Result before tax 1,463 1,017 43.9% 1,046 39.9% Taxation 439 329 33.4% 304 44.4% Non - co nt r ol ling interests 18 17 5.9% 15 20.0% Net result 1,005 670 50.0% 727 38.2% Profitability and efficiency Interest margin 1.46% 1.51% 1.41% Cost/income ratio 64.1% 62.8% 69.9% Risk costs in bps of average customer lending 15 42 14 Return on equity based on IFRS - EU equity 3) 7.8% 5.1% 5.6% ING Group common equity Tier 1 ratio 15.5% 14.0% 15.5% Risk - weighted assets (end of period, in € billion) 311.0 335.4 - 7.3% 306.3 1.5% Customer balances (in € billion) Customer lending 623.5 631.6 - 1.3% 604.0 3.2% Customer deposits 628.2 586.2 7.2% 609.6 3.0% Net core lending growth (in € billion) 4) 17.8 12.3 - 0.9 Net customer deposits growth (in € billion) 4) 8.1 9.2 7.8 1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and to the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved profits not included in CET1 capital. 4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - oﬀ portfolios. Net customer deposits growth represents customer deposits adjusted for currency impacts and Treasury. Total income Total income was strong at €4,702 million in 1Q2021, supported by the inclusion of the TLTRO III benefit on net interest income combined with robust growth in fee income.Other income benefited from positive valuation adjustments. Net interest income, at €3,513 million, included a €233 millionECB funding rate benefit from the TLTRO III programme, whichwas conditional, as the eligible loan growth target of 0% for the first special reference period defined under TLTRO III was met. The eligible loan growth at the end of March was €13.5 billion. The retroactive adjustment in the funding rate for theperiod 24 June 2020 until 31 March 2021 led to a €233 million contribution to ING’s net interest income in 1Q2021. The remaining benefit over the special interest period (approximately €77 million) will be re cognise d in 2 Q 2 021. TLTRO III benefit would have declined by €63 million, primarilydue to continued liability margin pressure and day - count impacts. The net interest margin increased by five basis points to 1.46% compared with 4Q2020. The realisation of the conditional benefit had a positive eﬀect of 10 basis points on the 1Q2021 net interest margin. This compensated for a decline of two basis points due to an increase in the average balance sheet, mainly reflecting higher cash and balances with central banksand an increase in financial assets at fair value through P&L. The impact of the eligible asset growth on average customer lending was limited as most of the related deals were closed inMarch 2021. The remaining decline in net interest margin wasprimarily caused by continued margin pressure on savings and current accounts, as well as lower margins on lending. Excluding the TLTRO III benefit, net interest income would have declined by €221 million compared with 1Q2020, mainly due to lower margins on liabilities, while average liability volumes continued to increase. Although lending margins were stable,net interest income on lending also declined due to lower average volumes. Higher treasury - related interest results more than compensated for lower results from foreign currency ratio hedging (reflecting lower interest rate diﬀerentials). Sequentially, net interest income excluding the Net interest income (in € million) and net interest margin (in %) 4,000 3,500 3,000 2,500 2,000 1.00 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 Net interest incomeNet interest margin Net interest margin 4 - quarter rolling average 2.00 1.75 1.50 1.25 3,501 1.54% 1.51% 3,430 1.52% 1.44% 3,329 1.48% 3,344 1.44% 3,513 1.46% 1.38% 1.41% 1.42%

Consolidated Results

Net core lending increased by €17.8 billion in 1Q2021, of which €15.1 billion was in Wholesale Banking. Net core lending growth in Retail Banking was €2.7 billion, and consisted of €2.8billion of growth in residential mortgages (primarily in Germany, Poland and Spain) and €-0.1 billion in other retail lending. Net customer deposits grew by €8.1 billion, of which

€3.3 billion was in Wholesale Banking. Net customer deposits in Retail Banking increased by €4.8 billion, driven by lower consumer spending as a result of the lockdowns.

Net fee and commission income amounted to €854 million. Retail Banking benefited from continued higher fee income oninvestment products in all countries, with the strongest growth in Germany. Fee income on daily banking products was supported by higher fees for payment packages, while the number of payment transactions remained subdued as aresult of the Covid-19 pandemic. In Wholesale Banking, year-on-year fee income increased in Financial Markets and Daily Banking & Trade Finance, but this was more than offset by lower syndicated deal activity and currency impacts.
Sequentially, Wholesale Banking fee income benefited fromhigher fees in Financial Markets.

Investment income was higher than in both comparable quarters, rising to €39 million. The increase was supported byhigher realised gains on the disposal of debt instruments.

Other income was €296 million, supported by positive valuation adjustments and improved results from most trading desks, whereas 1Q2020 had been affected by market volatility due to uncertainty caused by the Covid-19 pandemic. In 4Q2020, other income included negative hedgeineffectiveness and a €58 million decrease of the indemnityreceivable from NN Group (which was compensated by the same amount in the tax line).

Operating expenses

Total operating expenses were €3,016 million, including €587 million of regulatory costs, which are always high in the first quarter of the year. This reflects the requirement to recognise certain annual charges in full in the first quarter, such as the contributions to the European single resolution fund (SRF) andthe Belgian deposit guarantee scheme, as well as the Belgianbank tax (while the annual Dutch bank tax is always recorded in the fourth quarter). The €61 million increase compared to 1Q2020 is almost fully related to higher SRF contributions.
Furthermore, 1Q2021 total operating expenses included €84 million of incidental items, which reflect redundancy and restructuring costs taken in Retail Banking following the announced restructuring of the branch network and the retailadvice organisation in the Netherlands (€73 million) and the announcement to leave the Czech retail banking market (€11 million). In 4Q2020, operating expenses included €223 millionof incidental costs.

Operating expenses (in € million)



3,000
2,500
2,000
1,500
526
2,307
310
137
2,345
140
111
2,362
223
331
2,361
84
587
2,345
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
Expenses excl. regulatory costs and incidental itemsRegulatory costs
Incidental items

Excluding regulatory costs and the aforementioned incidentalitems, expenses increased 1.6% compared with 1Q2020.
This primarily reflects higher IT expenses, some litigation provisions, and CLA-related increases. These impacts were largely offset by lower expenses for third-party staff, othercost savings (including lower expenses due to the Covid-19 restrictions) and currency impacts, whereas the year-ago quarter had included a VAT refund in the Corporate Line.

Compared with 4Q2020, which also included a VAT refund in the Corporate Line, expenses excluding regulatory costsand incidental items declined 0.7%. The decline was mainly attributable to lower expenses for IT, advisory and marketing.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €223million.

Addition to loan loss provisions (in € million)



1,500
1,000
500
0
-500
150
100
50
0
-50
661
42
1,336
85
469
30
208
14
223
15
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
Stage 3
Risk costs in bps of average customer lending (annualised)

During the first quarter, lockdown restrictions were still in place and uncertainty concerning the ongoing pandemic remained. The update of the macroeconomic model resulted in a €537 million overall release of collective provisions, predominantly in Stage 1 and Stage 2. The effect of the release was offset by applying a €593 million management overlay to reflect an expected delay in credit losses, includingthose related to payment holidays granted to our clients. Thecombined impact of releases and management overlays was a €56 million net addition (versus €-209 million in 4Q2020).

Total net additions to Stage 3 provisions in 1Q2021 were €189 million, down from €428 million in the previous quarter, which had included €59 million of provisioning related to CHF-indexed mortgages in Poland. Net additions to Stage 1 & 2 provisions (including off-balance sheet) were €34 million in 1Q2021 versus a net release of €219 million in 4Q2020.

4

ING Press Release 1Q2021

Consolidated Results

Net result

ING's 1Q2021 net result was €1,005 million, up 50.0% year- on-year, primarily due to lower risk costs, and 38.2% higher than in 4Q2020 due to a strong rebound in income (partly supported by the TLTRO III benefit) that more than offset thehigher regulatory costs. The effective tax rate was 30.0% compared with 32.4% in 1Q2020 and 29.0% in 4Q2020.

Return on equity ING Group (in %)



15
10
5
0
8.4
6.1
5.1
4.8
5.4
5.1
2.3
6.0
5.6
7.8
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

In 1Q2021, ING's return on average IFRS-EU equity improved to 7.8%. On a four-quarter rolling average basis, the return on ING's average IFRS-EU equity increased to 5.4% from 4.8% in the previous four-quarter rolling period. The increase was caused by a higher four-quarter rolling net result, combined with a slight decline in average equity. ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which currently amounts to €3.3 billion. This figure reflects the total of the following: the amount originally reserved for the 2019 final dividend, the amount for the remaining €0.27 per share over the year 2020, as well as 50% of the 1Q2021 resilient net profit, which has been reserved for distribution in line with our policy. For 1Q2021, resilient net profit (which is defined as net profit adjusted for significant items not linked to the normal course of business)is equal to net profit.

ING Press Release 1Q2021 5

Consolidated Balance Sheet

Consolidated balance sheet

in € million	31 Mar. 21	31 Dec. 20
Assets		
Cash and balances with central banks	112,703	111,087
Loans and advances to banks	31,033	25,364
Financial assets at fair value through profit or loss	120,602	103,370
- trading assets	50,453	51,356
- non-trading derivatives	2,442	3,583
- designated as at fair value through profit or loss	5,030	4,126
- mandatorily at fair value through profit or loss	62,677	44,305
Financial assets at fair value through OCI	33,738	35,895
- equity securities fair value through OCI	1,924	1,862
- debt securities fair value through OCI	30,851	32,977
- loans and advances fair value through OCI	963	1,056
Securities at amortised cost	49,893	50,587
Loans and advances to customers	617,703	598,176
- customer lending	623,488	603,956
- provision for loan losses	-5,785	-5,779
Investments in associates and joint ventures	1,502	1,475
Property and equipment	2,724	2,841
Intangible assets	1,362	1,394
Other assets	9,091	7,085
Assets held for sale	518	
Total assets	**980,870**	**937,275**

	31 Mar. 21	31 Dec. 20
Liabilities		
Deposits from banks	85,095	78,098
Customer deposits	628,233	609,642
- savings accounts	337,785	336,517
- credit balances on customer accounts	262,631	256,636
- corporate deposits	25,716	15,941
- other	2,101	548
Financial liabilities at fair value through profit or loss	91,990	82,781
- trading liabilities	29,700	32,709
- non-trading derivatives	2,853	1,629
- designated as at fair value through profit or loss	59,437	48,444
Other liabilities	15,042	13,226
Debt securities in issue	90,033	82,065
Subordinated loans	14,494	15,805
Total liabilities	**924,887**	**881,616**
Equity		
Shareholders' equity	55,041	54,637
Non-controlling interests	941	1,022
Total equity	**55,982**	**55,659**
Total liabilities and equity	**980,870**	**937,275**

Balance sheet

ING's total balance sheet increased in 1Q2021 by €43.6 billion to €980.9 billion, including €5.6 billion of positive currency impacts. The increase was mainly due to higher customer lending and increased financial assets at fair valuethrough profit or loss (notably reverse repos after the low year-end position, which was largely caused by balance- sheet optimisation by clients). Assets held for sale consisted of a bond portfolio following the decision to discontinue the Czech retail banking activities.

On the liability side of the balance sheet, the main growthwas in customer deposits, reflecting lower spending by customers due to the Covid-19 pandemic. The increase in deposits from banks mainly relates to an additional €6.0 billion TLTRO III participation in March 2021.

Shareholders' equity

Change in shareholders' equity

in € million	1Q2021
Shareholders' equity beginning of period	**54,637**
Net result for the period	1,005
(Un)realised gains/losses fair value through OCI	-40
(Un)realised other revaluations	-2
Change in cashflow hedge reserve	-441
Change in liability credit reserve	17
Defined benefit remeasurement	23
Exchange rate differences	300
Change in treasury shares	-2
Change in employee stock options and share plans	8
Dividend	-468
Other changes	5
Total changes	**404**
Shareholders' equity end of period	**55,041**

The increase in shareholders' equity mainly reflected the 1Q2021 net result of €1,005 million and a €300 million increase of the currency translation reserve (as the euro depreciated against the USD, GBP and other currencies). These increases were partly offset by the €468 million dividend payment in February 2021 and a €441 million negative change in the cashflow hedge reserve as a result of interest rate movements in 1Q2021 on part of our hedge portfolio. Shareholders' equity per share increased to €14.10on 31 March 2021 from €14.01 on 31 December 2020.

6

ING Press Release 1Q2021

Capital, Liquidity and Funding

ING Group: Capital position

in € million	31 Mar. 2021	31 Dec. 2020
Shareholders' equity (parent)	55,041	54,637
- Reserved profit not included in CET1 capital[1]	-3,301	-3,266
- Other regulatory adjustments	-3,622	-4,037
Regulatory adjustments	-6,923	-7,303
Available common equity Tier 1 capital	**48,118**	47,333
Additional Tier 1 securities[2]	5,801	5,643
Regulatory adjustments additional Tier 1	49	48
Available Tier 1 capital	**53,968**	53,024
Supplementary capital - Tier 2 bonds[3]	7,896	9,359
Regulatory adjustments Tier 2	-181	-846
Available BIS capital	**61,682**	61,537
Risk-weighted assets	311,014	306,324
Common equity Tier 1 ratio	**15.5%**	15.5%
Tier 1 ratio	17.4%	17.3%
Total capital ratio	19.8%	20.1%
Leverage Ratio	**4.6%**	4.8%

[1] The reserved profit not included in CET1 capital as per 31 March 2021 was €3,301 million, of which €503 million relates to the 1Q2021 result, €1,044 million to theresult of 2020 and €1,754 million to the result of 2019.
[2] Including €4,878 million, which is CRR/CRD IV-compliant (4Q2020: €4,660 million), and €922 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2020: €983 million).
[3] Including €7,743 million, which is CRR/CRD IV-compliant (4Q2020: €9,206 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (4Q2020: €153 million).

Capital ratios

ING Group's CET1 ratio remained stable at 15.5% compared to the previous quarter, as higher CET1 capital was fully offset byhigher RWA. ING's CET1 capital increased mainly due to the inclusion of €0.5 billion of interim profits and €0.3 billion of positive FX impacts.

The increase in ING Group's Tier 1 ratio (including grandfathered securities) mirrors trends in the CET1 ratio. Thelower total capital ratio (including grandfathered securities) reflects a redemption of €1.5 billion on the first call date of a Tier 2 instrument in February 2021.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The slight reduction reflects an increase in the total balance sheet that was only partly offset by higher Tier 1 capital. The leverage ratio is temporarily higher, as the ECB has authorised the exclusion of certain central bank exposures (€91.9 billion) until June 2021. Without the exclusion, the leverage ratio was4.3% (4Q2020: 4.4%).

Risk-weighted assets (RWA)

The increase in total RWA mainly reflects €2.3 billion ofcurrency impacts and higher credit RWA.

ING Group: Composition of RWA

in € billion	31 Mar. 2021	31 Dec. 2020
Credit RWA	265.2	259.6
Operational RWA	38.0	37.8
Market RWA	7.9	8.9
Total RWA	**311.0**	**306.3**

Excluding currency impacts, credit RWA increased by €3.3 billion, mainly driven by higher lending volumes (€3.7 billion),primarily in Wholesale Banking, and an increase in other on-balance assets (€0.8 billion). The increase was partly offset by a better overall profile of the loan book (€-1.7 billion). Theincrease in operational RWA was due to a regular update of the data sources of internal and external losses. The decrease in market RWA was mainly driven by reduced exposure.

Dividend

ING has reserved €503 million of the 1Q2021 interim profit for dividend, reflecting our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit equalled net result as no P&L adjustments were made.

At the end of 1Q2021, ING reserved €3,301 million for distribution outside of CET1 capital. This includes the amountoriginally reserved for the final 2019 dividend, the remainingamount originally reserved for the 2020 dividend, as well as the amount reserved for dividend from the 1Q2021 interim profit.

ING intends to make distributions after 30 September 2021, subject to any ECB recommendation that prevails at that time.

ING Press Release 1Q2021

7

Capital, Liquidity and Funding

TLAC and MREL requirements

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 21% of RWA and 6% of TLAC Leverage(LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. As per 31 March2021, ING Group meets the TLAC requirements.

ING Group: TLAC requirement

in € million	31 Mar. 2021	31 Dec. 2020
TLAC capacity	86,010	86,527
TLAC (as a percentage of RWA)	27.7%	28.2%
TLAC (as a percentage of leverage exposure)	7.4%	7.9%
TLAC surplus (shortage) based on LR	**16,344**	**20,421**
TLAC surplus (shortage) based on RWA	**20,604**	**22,107**

In the course of 2021, European banks will receive a new MREL requirement, including intermediate targets, which will be based on RWA and LR. Of those two, the RWA-basedrequirement is expected to be most constraining for ING.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy ofthis buffer is measured by the Liquidity Coverage Ratio (LCR).In 1Q2021, ING's 12-month moving average LCR increased from 137% to 140%. The increase reflects continued customer deposits inflows as well as TLTRO III participation in combination with subdued loan demand in the 12-month measurement period.

LCR 12-month moving average

in € billion	31 Mar. 2021	31 Dec. 2020
Level 1	145.6	140.5
Level 2A	4.9	5.0
Level 2B	3.5	3.6
Total HQLA	**153.9**	**149.1**
Stressed Outflow	**194.4**	**195.8**
Stressed Inflow	**84.6**	**87.1**
LCR	**140%**	**137%**

The funding mix in the first quarter of 2021 stayed largely the same as in the fourth quarter of 2020. A decrease in the share of retail customer deposits in the funding mix hasbeen observed; however, in absolute terms retail customer deposits increased in 1Q2021, but at a lower rate than CD/ CPs and repos did, which resulted in a different distribution across funding sources. Moreover, in the current quarter INGparticipated in €6 billion of additional TLTRO III.

ING Group: Loan-to-deposit ratio and funding mix

In %	31 Mar. 2021	30 Dec. 2020
Loan-to-deposit ratio	0.98	0.98
Key figures		
Customer deposits (retail)	50%	52%
Customer deposits (corporate)	21%	20%
Lending / repurchase agreement	7%	6%
Interbank	9%	9%
CD/CP	3%	2%
Long-term senior debt	8%	9%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position decreased by €1.6 billion versus 4Q2020. The decrease was mainly caused by €2.7 billion of maturities and the call of a €1.5 billion ING Bank Tier2 instrument, partly offset by €2.8 billion of debt issuance
(of which €1.5 billion is Senior HoldCo and £800 million is Senior HoldCo in Green format, and €0.4 billion is issuance ofstructured ING Bank notes).

Long-term debt maturity ladder per currency, 31 March 2021

in € billion	Total	'21	'22	'23	'24	'25	'26	>'26
EUR	50	6	7	5	1	4	3	24
USD	17	2	4	3	1	0	2	5
Other	9	1	1	1	1	0	1	2
Total	**76**	**9**	**12**	**9**	**3**	**4**	**7**	**32**

Ratings

The ratings and outlooks from S&P, Moody's and Fitch remained unchanged during the quarter.

Main credit ratings of ING on 5 May 2021

	Standard & Poor's		Moody's		Fitch	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Negative	Baa1	Stable	A+	Negative
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Negative

8

ING Press Release 1Q2021

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 31 Mar. 2021	Credit outstandings 31 Dec. 2020	Stage 2 31 Mar. 2021	Stage 2 31 Dec. 2020	Stage 2 ratio 31 Mar. 2021	Stage 2 ratio 31 Dec. 2020	Stage 3 31 Mar. 2021	Stage 3 31 Dec. 2020	Stage 3 ratio 31 Mar. 2021	Stage 3 ratio 31 Dec. 2020
Residential mortgages of	307,904	304,844	12,482	13,353	4.1%	4.4%	4,037	3,895	1.3%	1.3%
which Netherlandsof	112,220	112,357	6,077	6,137	5.4%	5.5%	790	964	0.7%	0.9%
which Belgium	41,099	40,961	3,484	3,761	8.5%	9.2%	1,648	1,468	4.0%	3.6%
of which Germany	80,561	79,360	1,546	1,576	1.9%	2.0%	383	384	0.5%	0.5%
of which Rest of the world	74,024	72,164	1,375	1,878	1.9%	2.6%	1,217	1,078	1.6%	1.5%
Consumer lending	25,172	25,302	2,264	2,295	9.0%	9.1%	1,251	1,226	5.0%	4.8%
Business lending	96,259	96,780	16,180	16,490	16.8%	17.0%	3,401	3,577	3.5%	3.7%
of which Netherlandsof	35,894	36,190	6,289	6,222	17.5%	17.2%	922	991	2.6%	2.7%
which Belgium	44,091	44,465	8,061	8,065	18.3%	18.1%	1,643	1,752	3.7%	3.9%
Other retail banking	66,272	61,498	774	760	1.2%	1.2%	209	216	0.3%	0.4%
Retail Banking	**495,608**	**488,424**	**31,701**	**32,898**	**6.4%**	**6.7%**	**8,898**	**8,914**	**1.8%**	**1.8%**
Lending	160,801	151,039	17,214	17,608	10.7%	11.7%	3,390	3,283	2.1%	2.2%
Daily Banking & Trade Finance	64,236	59,430	2,607	2,480	4.1%	4.2%	396	369	0.6%	0.6%
Financial Markets	19,667	3,323		4	0.0%	0.1%			0.0%	0.0%
Treasury & Other	41,567	53,879	279	308	0.7%	0.6%	114	116	0.3%	0.2%
Wholesale Banking	**286,270**	**267,671**	**20,100**	**20,399**	**7.0%**	**7.6%**	**3,900**	**3,768**	**1.4%**	**1.4%**
Total loan book	**781,878**	**756,095**	**51,801**	**53,297**	**6.6%**	**7.0%**	**12,799**	**12,681**	**1.6%**	**1.7%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions) and Corporate Line.

Covid-19

The first quarter of 2021 was marked by heightened levels of Covid-19 infections, resulting in continued lockdowns, while atthe same time vaccination programmes picked up speed. INGcontinues to closely monitor the ongoing Covid-19 pandemic.

Based on the potential economic and social implications for the countries and sectors where ING is active, ING hasimplemented mitigating actions and will adapt them as necessary as we continue to support our customers where wecan during these challenging times.

Our staff is still largely working from home, supported by the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country,
ING is following local government guidelines in its response tothe Covid-19 pandemic.

Credit risk management

At the end of March 2021, in line with the European Banking Association (EBA) moratoria guidelines, approximately 171,000 customers were granted payment holidays (down from 196,000 at year-end of 2020 due to reimbursements and prepayments). The total exposure of loans for the 171,000 customers for which a payment holiday was grantedamounts to €18.4 billion, of which over 56% are for customerslocated in the Netherlands and Belgium. At the end of March 2021, the outstanding amount of granted payment holidays not expired corresponded with €1.5 billion. The phasing out of the EBA guidelines on moratoria per 1 April 2021 has no effect on ING's credit profile as we have applied a more conservative approach from the beginning of the payment holiday schemes.

Total credit outstandings rose in the first quarter of 2021, mainly due to an additional €6 billion TLTRO III participation and an increase in cash and balances with central banks. Stage 2 outstandings decreased, mainly within residential mortgages, triggered especially by the updated macroeconomic model. Stage 3 outstandings increased slightly, largely related to individual files.

In the first quarter, ING Group's stock of provisions remained stable, as the impact from the updated macroeconomic model was offset by a management overlay. The Stage 3 coverage ratio was stable at 29.4%, compared to 29.9% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	31 Mar. 2021	31 Dec. 2020	Change
Stage 1 - 12-month ECL	548	581	-33
Stage 2 - Lifetime ECL not credit impaired	1,550	1,476	74
Stage 3 - Lifetime ECL credit impaired	3,765	3,794	-29
Purchased credit impaired	3	3	-0
Total	**5,866**	**5,854**	**12**

[1] At the end of March 2021, the stock of provisions included provisions for loansand advances to central banks (€5 million), loans and advances to banks (€21million), financial assets at FVOCI (€15 million), securities at amortised cost (€18 million), provisions for loans and advances to customers (€5,785 million)and provisions for contingent liabilities (credit replacements) recorded under Provisions (€22 million).

ING Press Release 1Q2021

9

Segment Reporting: Retail Banking Risk Management 10 ING Press Release 1Q2021 in € million Minimum Maximum Average Quarter - end Foreign exchange 1 3 2 1 Equities 2 4 3 4 Interest rate 7 18 15 7 Credit spread 4 11 7 4 Diversification - 5 - 8 To ta l Va R 1) 8 26 21 8 1) The total VaR for the columns Minimum and Maximum cannot be calculatedby taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on diﬀerent dates. Non - financial risk As previously disclosed, after our September 2018 settlementwith Dutch authorities concerning Anti - Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in variouscountries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue toinclude, onsite visits, information requests, investigations andother enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences, such as the finding by the financial regulator in France in March 2021, following its inspection in 2018, reprimanding ING and imposing a fine. We intend to continueto work in close cooperation with authorities as we work to improve our management of non - financial risks. ING is also aware, including as a result of media reports, thatother parties may, among other things, seek to commence legal proceedings against ING in connection with the subjectmatter of the settlement and have filed or may file requestsfor disciplinary proceedings against ING employees based on the Dutch “Banker’s oath”. We will continue our eﬀorts toenhance the management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which include enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour. Market risk The average Value - at - Risk (VaR) for the trading portfolio decreased to €21 million from €25 million in 4Q2020, mainlydue to a further decrease in xVA hedges. ING Group: Consolidated VaR trading books

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	1Q2021	1Q2020	4Q2020	1Q2021	1Q2020	4Q2020	1Q2021	1Q2020	4Q2020
Profit or loss									
Net interest income	1,300	1,356	1,307	842	880	877	457	476	430
Net fee and commission income	295	277	281	173	168	175	121	110	106
Investment income	25	17	1	23	1	2	2	16	0
Other income	108	83	66	47	90	29	62	-7	36
Total income	**1,728**	**1,734**	**1,655**	**1,086**	**1,139**	**1,083**	**642**	**595**	**572**
Expenses excl. regulatory costs	895	851	893	537	480	507	358	370	387
Regulatory costs	323	276	135	114	86	110	209	190	25
Operating expenses	**1,218**	**1,127**	**1,029**	**651**	**566**	**616**	**567**	**560**	**412**
Gross result	**510**	**607**	**627**	**435**	**573**	**466**	**74**	**34**	**160**
Addition to loan loss provisions	107	145	66	-10	19	-29	117	126	95
Result before tax	**403**	**462**	**561**	**445**	**554**	**495**	**-43**	**-92**	**66**
Profitability and efficiency									
Net core lending growth (in € billion)	-0.1	1.0	-2.6	0.2	-0.1	-1.2	-0.4	1.1	-1.4
Net customer deposits growth (in € billion)	4.5	2.0	4.2	5.1	1.5	3.0	-0.5	0.5	1.2
Cost/income ratio	70.5%	65.0%	62.1%	59.9%	49.7%	56.9%	88.4%	94.2%	72.0%
Risk costs in bps of average customer lending	17	23	11	-3	5	-7	52	55	42
Return on equity based on 12.5% CET1[1]	11.4%	11.8%	15.9%	25.0%	26.2%	27.2%	-2.7%	-5.5%	3.9%
Risk-weighted assets (end of period, in € billion)	82.6	94.7	82.5	41.9	50.4	42.1	40.7	44.3	40.5

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income benefited from the recognition of a €23 million TLTRO III benefit. However, this benefit was more thanoffset by continued margin pressure on customer deposits combined with lower interest results from lending products, reflecting some margin pressure and lower business lending volumes. Fee income increased year-on-year, primarily drivenby higher fees from investment products.

Net core lending increased by €0.2 billion, fully attributable to higher mortgage volumes, which more than offset a smalldecline in business lending. Net customer deposits grew by €5.1 billion, almost equally divided over savings and current accounts.

Operating expenses included €73 million of redundancy and restructuring costs related to the announced restructuring of the branch network and the retail advice organisation in the Netherlands, as well as higher regulatory costs due to a higher contribution to the European single resolution fund. Expenses in 4Q2020 had included €29 million of provisions. Adjusted for incidental items and regulatory costs, expenses decreased on both comparable quarters. Year-on-year, the decline was mainly due to lower staff, IT and travel costs.
Sequentially, the decline was mainly the result of lower costs for marketing, IT, payment transfers and professional services.

Risk costs showed a net release of €10 million, as releases inthe mortgage portfolio more than offset some additions forbusiness lending.

Retail Belgium (including Luxembourg)

Net interest income benefited from the recognition of a €38 million TLTRO III benefit, while margin pressure on customer deposits continued. Compared with 1Q2020, interest results from lending products were impacted by lower volumes and some margin pressure. The growth in fee income was driven by the continued strong performance of investment products.Other income in 1Q2021 was supported by positive treasury- related fair value adjustments.

Net core lending decreased by €0.4 billion in 1Q2021, due to a €0.5 billion reduction in business lending. Net customer deposits declined by €0.5 billion, predominantly due to lowercurrent account balances.

Operating expenses included the annual Belgian regulatory costs, which are booked in full in the first quarter of each year. Year-on year, expenses excluding regulatory costs werelower, mainly reflecting lower staff and marketing expenses. Sequentially, expenses excluding regulatory costs and incidental items (4Q2020 included €40 million of restructuringcosts) increased 3.2%. This was mainly related to accelerated depreciation for branches and the change in 4Q2020 in the allocation of group overhead.

Risk costs were €117 million in 1Q2021, and included €75 million of additional collective provisions reflecting updatedprovisions on vulnerable sectors and clients affected by theCovid-19 pandemic. The remaining risk costs were mainly related to collective Stage 3 provisioning, as well as some individual files in business lending.

ING Press Release 1Q2021

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account	Retail Challengers& Growth Markets			Germany			Other Challengers& Growth Markets		
In € million	1Q2021	1Q2020	4Q2020	1Q2021	1Q2020	4Q2020	1Q2021	1Q2020	4Q2020
Profit or loss									
Net interest income	1,057	1,105	1,069	378	396	391	679	709	678
Net fee and commission income	278	210	235	148	106	125	130	103	110
Investment income	6	1	2	6	0	1	0	1	1
Other income	62	111	48	15	31	11	47	80	37
Total income	**1,403**	**1,426**	**1,354**	**548**	**533**	**528**	**855**	**894**	**826**
Expenses excl. regulatory costs	780	746	810	256	255	250	524	491	560
Regulatory costs	117	120	109	33	40	22	84	80	87
Operating expenses	**897**	**866**	**919**	**289**	**295**	**272**	**608**	**571**	**647**
Gross result	**505**	**561**	**435**	**259**	**238**	**256**	**247**	**323**	**179**
Addition to loan loss provisions	85	140	193	3	6	17	82	134	176
Result before tax	**420**	**421**	**243**	**255**	**232**	**239**	**165**	**189**	**3**
Profitability and efficiency									
Net core lending growth (in € billion)	2.8	1.9	2.4	1.3	0.6	1.7	1.5	1.3	0.7
Net customer deposits growth (in € billion)	0.2	1.2	4.5	1.7	-1.2	2.9	-1.5	2.3	1.7
Cost/income ratio	64.0%	60.7%	67.9%	52.8%	55.4%	51.5%	71.1%	63.9%	78.3%
Risk costs in bps of average customer lending	18	30	41	1	3	7	33	55	72
Return on equity based on 12.5% CET1[1]	11.8%	12.2%	5.8%	18.3%	19.4%	16.7%	7.9%	8.3%	-0.9%
Risk-weighted assets (end of period, in € billion)	78.5	79.9	77.5	29.8	28.5	29.5	48.7	51.4	48.1

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria)

Net interest income was supported by higher lending margins and volumes compared with the year-ago quarter and the recognition of a €6 million TLTRO III benefit, which partly offset continued margin pressure on customer deposits. Fee income on investment products increased again strongly, reflecting higher assets under management, new account openings and a higher number of brokerage trades in volatile markets. Fee income was further supported by higher daily banking fees due to the introduction of account maintenancefees in 2020 and higher mortgage fees on the back of strong production volumes at Interhyp.

Net core lending grew by €1.3 billion, of which €1.2 billion wasin residential mortgages. Total net customer deposits grew by €1.7 billion, almost equally divided over current accounts and savings. The growth in net customer deposits was driven by Germany, while Austria reported a net outflow.

Operating expenses were lower year-on-year due to lower regulatory costs. Expenses excluding regulatory costs remained flat, despite continued business growth.
Sequentially, operating expenses included higher regulatory costs due to the annual recognition in the first quarter of the contribution to the European single resolution fund. Expenses excluding regulatory costs increased due to higher group overhead expenses after the change in allocation in 4Q2020.

Risk costs totalled €3 million and were mainly related tomortgages.

Retail Other Challengers & Growth Markets

Net interest income was supported by higher volumes and margins in mortgages and business lending, and higher treasury-related revenues, including a €3 million TLTRO III benefit. This partly offset negative currency impacts, particularly in Turkey, versus the previous year and the impact of continued margin pressure on customer deposits.Fee income increased, mainly reflecting the growth in investment products and daily banking fees in most of the countries.

Net core lending rose by €1.5 billion in 1Q2021, mainly dueto growth in mortgages in Poland and Spain. Net customerdeposits decreased by €1.5 billion, mainly in Spain and Australia, consistent with management actions that had been taken to manage savings inflows, whereas in the Czech Republic customer deposits declined following the announcement to leave the retail banking market.

In 1Q2021, expenses included €11 million of restructuring costs following the announcement on the Czech Republic, as well as a €11 million legal provision in Spain. Sequentially, expenses decreased as the previous quarter had included €49 million of incidental items and a lower capitalisation of costs, mainly related to the decision to stop the Maggie project.
Adjusted for the aforementioned items, expenses excluding regulatory costs declined 1.8% compared to 4Q2020.

Risk costs were €82 million, with 1Q2021 additions mainlyin Poland, Spain and Romania. In 4Q2020, risk costs had included €59 million for potential losses on CHF-indexed mortgages in Poland.

12 ING Press Release 1Q2021

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
In € million	1Q2021	1Q2020	4Q2020
Profit or loss			
Net interest income	1,038	937	945
Net fee and commission income	278	297	255
Investment income	8	4	3
Other income	173	33	40
Total income	**1,497**	**1,270**	**1,242**
Expenses excl. regulatory costs	640	669	746
Regulatory costs	148	130	92
Operating expenses	**787**	**799**	**838**
Gross result	**709**	**471**	**405**
Addition to loan loss provisions	30	373	-50
Result before tax	**679**	**98**	**454**
of which:			
Lending	478	84	510
Daily Banking & Trade Finance	89	46	74
Financial Markets	80	-78	-20
Treasury & Other	32	46	-110
Profitability and efficiency			
Net core lending growth (in € billion)	15.1	9.4	-0.7
Net customer deposits growth (in € billion)	3.3	6.0	-0.9
Cost/income ratio	52.6%	62.9%	67.4%
Risk costs in bps of average customer lending	7	80	-12
Return on equity based on 12.5% CET1[1]	11.7%	1.3%	7.6%
Risk-weighted assets (end of period, in € billion)	147.2	158.2	143.8

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income was supported by a €83 million TLTROIII benefit, while year-on-year improved lending margins and higher interest results in Treasury & Other more than compensated for a decrease in average customer lending andlower margins on customer deposits.

Fee income decreased year-on-year, reflecting lower syndicated deal activity in Lending, whereas fee income in Trade & Commodity Finance (TCF) started to recover. This was partly compensated by higher fees on initiatives in Payments & Cash Management (PCM) and sizeable deals in Global CapitalMarkets (GCM). Sequentially, fee income increased, mainly dueto Financial Markets, reflecting the aforementioned deals in GCM and higher fees in FM Trading.

Year-on-year other income reflects higher Financial Markets income and positive valuation adjustments, while the year-agoquarter had included negative valuation adjustments in both Financial Markets and Lending. Sequentially, other income increased across all product groups.

Net core lending grew by €15.1 billion in 1Q2021 (mainly drivenby TLTRO III eligible deals), of which €7.5 billion was attributableto Financial Markets, mainly reflecting short-term funding to clients. Lending increased by €5.8 billion and Daily Banking & Trade Finance by €1.7 billion (primarily in Working Capital Solutions). Net customer deposits increased by €3.3 billion asPCM deposits increased from lower year-end levels.

Regulatory costs reflected a higher contribution to the single resolution fund. Expenses in 1Q2021 included €11 million of legal provisions, while 4Q2020 had included €124 million of restructuring provisions and impairments. Expenses excluding regulatory costs, the aforementioned items and currency impacts decreased 3.5%, reflecting continued cost-efficiencymeasures, lower personnel-related expenses and lower travelcosts due to the Covid-19 restrictions. Sequentially, adjusted expenses increased 0.8%.

Risk costs amounted to €30 million, reflecting a low level of individual Stage 3 provisions, primarily attributable to somefiles in the Netherlands and Germany.

The 1Q2021 result before tax of Lending improved significantlyyear-on-year. This is because 1Q2020 had been affected by negative valuation adjustments and higher risk costs, while 1Q2021 included €43 million of the TLTRO III benefit. Excluding valuation adjustments and the TLTRO III benefit, income declined slightly, mainly due to lower average outstandings and lower syndicated deal activity. Sequentially, income excluding the TLTRO III benefit was supported by positive valuation adjustments. Expenses excluding regulatory costs reflect lower staff-related and travel expenses, as well as favourable currency impacts.

The 1Q2021 result before tax of Daily Banking & Trade Finance benefited from lower risk costs. Income was supported by a €7 million TLTRO III benefit and higher TCF income (higher averageoil prices and improved margins), while year-on-year this was offset by central bank rate cuts, which impacted PCM. Expenses

ING Press Release 1Q2021

13

Segment Reporting: Wholesale Banking

excluding regulatory costs decreased year-on-year, primarily due to lower staff-related expenses. Sequentially, expenses excluding regulatory costs were lower as 4Q2020 had includeda €29 million impairment.

The result before tax of Financial Markets benefited year-on- year from positive valuation adjustments and a €29 million TLTRO III benefit. Sequentially, income was supported by improved results from most trading desks, especially in InterestRate and Non-Linear products as well as in Global Securities Finance.

The quarterly result before tax of Treasury & Other declined year-on-year, reflecting strong hedge results and net capital gains in 1Q2020. Expenses primarily reflect lower personnel- related expenses. Sequentially, income increased, mainly in Treasury. Expenses declined as 4Q2020 had been impacted by €95 million of incidental items.

14 ING Press Release 1Q2021

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	1Q2021	1Q2020	4Q2020
Profit or loss			
Net interest income	118	103	24
Net fee and commission income	4	-1	0
Investment income	0	0	0
Other income	-47	-22	-106
Total income	**75**	**80**	**-83**
Expenses excl. regulatory costs	113	42	134
Regulatory costs	0	0	-5
Operating expenses	**113**	**42**	**129**
Gross result	**-39**	**39**	**-212**
Addition to loan loss provisions	0	3	0
Result before tax	**-39**	**36**	**-212**
of which:			
Income on capital surplus	3	-20	-26
Foreign currency ratio hedging	81	120	64
Other Group Treasury	-13	-35	-82
Group Treasury	71	66	-44
Other Corporate Line	-109	-30	-168

Total income in the Corporate Line was €75 million and included a €79 million positive net interest income recognition related to the TLTRO III benefit. The remaining benefit from TLTRO III has been fully recognised in the net interest income of the respective business segments and related products in 1Q2021.

Compared with 1Q2020, income in the Corporate Line declined slightly, mainly due to lower interest results from foreign currency ratio hedging (reflecting lower interest ratedifferentials) and negative unwinding results, which offset the TLTRO III benefit. Other income in 4Q2020 included €-58million related to the decrease of the NN Group indemnity receivable following the final settlement of a tax dispute in Australia (recorded under other income and offset by the same amount in the tax line) and the negative impact of the buy-back of unsecured notes and the call of a Tier 2 instrument.

Operating expenses in 1Q2021 included a lower VAT refund compared with both comparable quarters. The decrease versus 4Q2020 expenses was due to a change in the allocation of group overhead expenses in the fourth quarterof last year. The change was made for the full-year 2020 and increased Corporate Line expenses in the fourth quarter by approximately €52 million; this was offset by a lower allocation of group overhead expenses in the business lines.

ING Press Release 1Q2021 15

16 ING Press Release 1Q2021 Fin a ncial c a l e ndar Friday, 6 August 2021 Thursday, 4 November 2021 1 ) F o ur - q uarter rolli n g average Publication results 2Q2021: Publicati o n re sult s 3Q 2 021: IN G profile All d ates are p r ov i sion a l Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4)of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2020 ING Group consolidated annual accounts. All figures in this documentare unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve knownand unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates (2) the eﬀects of the Covid - 19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties (3) changes aﬀecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) political instability and fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non - compliance with orchanges in laws and regulations, including those concerning financial ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam(INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI. ING ranks first in our market - cap group by Sustainalytics as of July 2020. ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index productsof leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings. Further information All publications related to ING’s 1Q2021 results can be found at www.ing.com/1q2021, including a video with CEO Steven van Rijswijk. The 'Steven on Air’ video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations,buildings and its executives are available for download at Flickr.ING presentations are available at SlideShare. services, financial economic crimes and tax laws, and the interpretationand application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividendsand distributions, (also among members of the group) (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions (16) ING’s abilityto meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write - down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues (20) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (21) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challengesrelated to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) the inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factorscontained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain availablefollowing the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publiclyupdate or revise any forward - looking statements, whether as a result ofnew information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation ofan oﬀer to purchase, any securities in the United States or any otherjurisdiction. Sh a re infor m a t ion 1Q2021 4Q2020 3Q2020 2Q2020 1Q2020 Shares (in millions, end of period) T ot a l nu m be r of sh ares 3,904.0 3,900.7 3,900.6 3,900.6 3,900.5 - Treasury shares 0.7 0.6 1.5 0.5 1.3 A - S h ares o ut s tan d i ng verage number of shares 3,903.4 3,900.4 3, 3,900.1 3,899.2 3,900.1 3,899.2 Share price (in euros) End of period 10.43 7.64 6.06 6.20 4.78 High 10.61 8.60 7.17 7.27 11.08 Low 7.30 5.76 5.87 4.53 4.30 Net result per share (in euros) 0.26 0.19 0.20 0.08 0.17 S h are h older s ' eq u ity per sh are (end of period in euros) 14.10 14.01 13.90 13.92 13.93 D ividend per sh are (in euro s) - 0.12 - - - Price/earnings ratio 1) 14.4 12.0 9.0 7.6 4.3 Price/book ratio 0.74 0.55 0.44 0.45 0.34